UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41796

CL WORKSHOP GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

June 30, 2026 Financial Results

Attached as exhibits to this report on Form 6-K are (i) Management’s Discussion and Analysis of Financial Conditions and Results of Operations for CL Workshop Group Limited (the “Company”) for the six-month periods ended June 30, 2026 and 2025 which is attached as Exhibit 99.1; and (ii) the Company’s Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025, which are attached as Exhibit 99.2.

The information contained in this Report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297543) and S-8 (Registration No. 333-299186).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the six-month periods ended June 30, 2026 and 2025.
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: October 6, 2026	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Officer